UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

Cohesant Technologies Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

192480101

(CUSIP Number)

Karen Park Gallivan, Esq.

Graco Inc.

88 11th Avenue Northeast

Minneapolis, Minnesota 55413

(612) 623-6604

With a copy to:

Joseph J. Humke

Lindquist & Vennum P.L.L.P.

4200 IDS Center

Minneapolis, Minnesota 55402

(612) 371-2453

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 3, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 192480101
1		Names of reporting persons Graco Inc. S.S. or I.R.S. Identification No. of above persons 41-0285640
2		Check the appropriate box if a member of a group (see instructions) (a) (b)
3		SEC use only
4		Source of funds (see instructions) BK
5		Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6		Citizenship or place of organization Minnesota
Number of shares beneficially	7	Sole voting power 0 (See Item 5)
owned by each	8	Shared voting power 1,524,148(See Item 5)
reporting person with	9	Sole dispositive power 0 (See Item 5)
	10	Shared dispositive power 0 (See Item 5)
11		Aggregate amount beneficially owned by each reporting person 1,524,148 (See Item 5)
12		Check box if the aggregate amount in row (11) excludes certain shares (See instructions)
13		Percent of class represented by amount in row (11) 44.5% (See Item 5)
14		Type of reporting person (See instructions) CO

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Cohesant Technologies Inc., a Delaware corporation (“Cohesant”). The address of Cohesant’s principal executive offices is 5845 West 82nd Street, Suite 102, Indianapolis, Indiana 46278.

Item 2.	Identity and Background.

(a) ndash; (c)        This statement is filed by Graco Inc., a Minnesota corporation (“Graco”). The address of Graco’s principal business and principal office is 88 11th Avenue Northeast, Minneapolis, Minnesota 55413. Graco supplies technology and expertise for the management of fluids in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid materials.

Certain information with respect to the executive officers and directors of Graco is set forth on Schedule A, which is incorporated herein by reference.

(d)        During the last five (5) years, neither Graco nor, to the best of Graco’s knowledge, any of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)         During the last five (5) years, neither Graco nor, to the best of Graco’s knowledge, any of the persons listed on Schedule A, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        Each of the persons listed on Schedule A is a citizen of the United States, except for Simon J. W. Paulis, who is a citizen of the Netherlands.

Item 3.	Source and Amount of Funds or Other Consideration.

As described in response to Item 4, each of Morton A. Cohen, Morris H. Wheeler, Robert W. Pawlak and Clarion Capital Corporation (each, a “Stockholder” and, collectively, the “Stockholders”) entered into a Voting and Support Agreement (as defined below) with Graco as an inducement to Graco to enter into the Merger Agreement (as defined below) described in Item 4. Graco did not pay additional consideration to the Stockholders in connection with the execution and delivery of the Voting and Support Agreements. In addition, the Stockholders granted Graco an irrevocable proxy for the purpose of voting the shares covered by the Voting and Support Agreements. Graco expects the consideration to be paid to the holders of Common Stock following consummation of the Merger (as defined below) will be provided from the credit facility of Graco and its subsidiaries.

Item 4.	Purpose of the Transaction.

(a) – (b)On December 3, 2007, Graco, Graco Indiana Inc., a Delaware corporation and a direct wholly owned subsidiary of Graco (“Merger Sub”), Cohesant, CIPAR Inc., a Delaware corporation and a direct wholly owned subsidiary of Cohesant (“CIPAR”), and GlasCraft Inc., an Indiana corporation and a direct wholly owned subsidiary of Cohesant (“GlasCraft”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). In addition, on December 3, 2007, Cohesant and CIPAR entered into a Separation Agreement (the “Separation Agreement”). The Separation Agreement contemplates that, immediately prior to the effective time of the Merger (as defined below), Cohesant will spin-off all of its non-GlasCraft business operations through a distribution of CIPAR stock (the “Spin-off”). Accordingly, at the effective time of the Merger, GlasCraft will be Cohesant’s sole subsidiary. The Merger Agreement provides for the merger of Merger Sub with and into Cohesant (the “Merger”), with Cohesant continuing as the surviving corporation in the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement. Following the Merger, Cohesant will continue as a direct wholly owned subsidiary of Graco, and GlasCraft will continue as a direct wholly owned subsidiary of Cohesant and an indirect wholly owned subsidiary of Graco. A copy of the Merger Agreement is included as Exhibit 1 hereto, which is incorporated herein by reference. The description of the Merger Agreement contained herein is qualified in its entirety by reference to Exhibit 1.

In connection with the execution of the Merger Agreement, in order to induce Graco to enter into the Merger Agreement, each of the Stockholders entered into a Voting and Support Agreement with Graco, in each case dated as of December 3, 2007 (each, a “Voting and Support Agreement ” and, collectively, the “Voting and Support Agreements ”). Pursuant to the Voting and Support Agreements, each Stockholder has agreed, among other things, subject to the terms and conditions of the Voting and Support Agreements: (a) to appear at any meeting of the stockholders of Cohesant or otherwise cause all outstanding shares of Common Stock owned by him or it to be counted as present for quorum purposes; (b) to vote all outstanding shares of Common Stock owned by him or it in favor of the approval and adoption of the “agreement of merger” (as such term is used in Section 251 of the Delaware General Corporation Law) contained in the Merger Agreement and any action required in furtherance thereof; (c) to vote all outstanding shares of Common Stock owned by him or it against any acquisition transaction other than the Merger and against any other transaction or proposal which could reasonably be expected to prevent or materially impede or delay the consummation of the Merger or to deprive Graco of any material portion of the benefits anticipated by Graco to be received from the Merger or change the voting rights of the Common Stock; (d) to appoint Graco as his or her attorney and proxy in accordance with the Delaware General Corporation Law for purposes of securing the voting commitments described above; and (e) subject to certain limited exceptions, to not transfer, assign, sell, gift-over, pledge or otherwise dispose of or encumber any or all of the shares of Common Stock or options to acquire shares of Common Stock owned by him or it. The Voting and Support Agreements were executed by the Stockholders solely in their respective capacities as stockholders of Cohesant.

Each Voting and Support Agreement terminates upon the earliest to occur of: (i) the effective time of the Merger; (ii) the termination of the Merger Agreement; and (iii) the mutual agreement of the parties to such Voting and Support Agreement. The name of each Stockholder and the number of shares of Common Stock held by such Stockholder and subject to the applicable Voting and Support Agreement are set forth in Item 5. A copy of the Voting and Support Agreement between Graco and Morton A. Cohen is included as Exhibit 2 hereto, a copy of the Voting and Support Agreement between Graco and Morris H. Wheeler is included as Exhibit 3 hereto, a copy of the Voting and Support Agreement between Graco and Robert W. Pawlak is included as Exhibit 4 hereto and a copy of the Voting and Support Agreement between Graco and Clarion Capital Corporation is included as Exhibit 5 hereto. The description of the Voting and Support Agreements contained herein is qualified in its entirety by reference to Exhibits 2, 3, 4 and 5, each of which is incorporated herein by reference.

(c)	Not applicable.

(d)        Pursuant to the Merger Agreement, at the effective time of the Merger, the directors and executive officers of Merger Sub immediately prior to the Merger will become the directors and executive officers of the surviving corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

(e)	Not applicable.

(f)        During the period from the date of the Merger Agreement to the earlier of the effective time of the Merger and the termination of the Merger Agreement, the Merger Agreement prohibits Cohesant from paying any dividends on any capital stock of Cohesant (except for a semi-annual cash dividend declared prior to the date of the Merger Agreement and described in the Merger Agreement). In addition, prior to the effective time of the Merger, Cohesant will consummate the Spin-off in accordance with the Separation Agreement.

(g)        Pursuant to the Merger Agreement, (i) the certificate of incorporation of the surviving corporation in the Merger will be amended as of the effective time of the Merger to reflect the provisions of Merger Sub’s certificate of incorporation, and (ii) the By-laws of Merger Sub as in effect immediately prior to the effective time of the Merger will be the bylaws of the surviving corporation in the Merger.

(h)-(i)   Upon consummation of the Merger, the Common Stock will be delisted from the Nasdaq National Market and will become eligible for termination of registration pursuant Section 12(g)(4) of the Securities Exchange Act of 1934.

(j)        Other than as described above, Graco currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D (although Graco reserves the right to develop such plans).

Item 5.	Interest in Securities of Issuer

(a) – (b)By virtue of the Voting and Support Agreements, Graco may be deemed to share with the Stockholders the power to vote the shares of Common Stock subject to the Voting and Support Agreements. Accordingly, as of the date hereof, by virtue of the Voting and Support Agreements, Graco may be deemed to be the beneficial owner of 1,524,148 shares of Common Stock, which represent 44.5%of the issued and outstanding shares of Common Stock as of November 30, 2007, based on Cohesant’s representation in the Merger Agreement that there were 3,357,809 shares of Common Stock issued and outstanding at that date. Of the 1,524,148 shares of Common Stock which Graco may be deemed to beneficially own, 1,458,148 are issued and outstanding on the date hereof and 66,000 could be purchased under stock options exercisable within 60 days.

The following chart set forth the names of the Stockholders, the number of their shares of Common Stock (including shares issued and outstanding on the date hereof and shares which may be purchased under stock options exercisable within 60 days), and the percentage of Cohesant’s issued and outstanding shares of Common Stock represented by such shares of Common Stock:

Stockholder	Number of Shares of Common Stock	Percentage(1)
Morton A. Cohen(2)	1,273,480	37.2%
Morris H. Wheeler	175,766	5.1%
Robert W. Pawlak	74,902	2.2%
Clarion Capital Corporation	1,175,980	34.3%

(1)	Based on 3,357,809 shares of Common Stock outstanding as of November 30, 2007.
(2)	Includes 1,175,980 shares of Common Stock which are owned by Clarion Capital Corporation, of which Mr. Cohen is a principal.

Pursuant to Rule 13d-4 under the Act, this Schedule 13D shall not be deemed an admission that Graco is, for purposes of Section 13(d) of the Act, the beneficial owner of any of the equity securities of Cohesant that are subject to the Voting and Support Agreements. Except as set forth in this Item 5, neither Graco nor, to the best of Graco’s knowledge, any person identified on Schedule A hereto, beneficially owns any shares of Common Stock.

(c)          Except as described in this Schedule 13D, there have been no transactions in the shares of Common Stock effected by Graco or, to the best of Graco’s knowledge, any person identified on Schedule A hereto, during the last 60 days.

(d)-(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 of this Schedule 13D and the agreements and other documents set forth on the Exhibits attached hereto are incorporated herein by reference. To the best knowledge of Graco, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between any of such persons and any other person with respect to any securities of Cohesant, including but not limited to transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of Cohesant.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Agreement and Plan of Merger, dated as of December 3, 2007, by and among Graco, Merger Sub, Cohesant, CIPAR and GlasCraft.

Exhibit 2	Voting and Support Agreement, dated as of December 3, 2007, by and between Graco and Morton A. Cohen.

Exhibit 3	Voting and Support Agreement, dated as of December 3, 2007, by and between Graco and Morris H. Wheeler.

Exhibit 4	Voting and Support Agreement, dated as of December 3, 2007, by and between Graco and Robert W. Pawlak.

Exhibit 5	Voting and Support Agreement, dated as of December 3, 2007, by and between Graco and Clarion Capital Corporation.

SIGNATURE

After reasonable inquiry, and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	December 11, 2007

GRACO INC.

/s/ Karen Park Gallivan

By:	Karen Park Gallivan
Its:	Vice President, General Counsel

and Secretary

SCHEDULE A

Name	Business Address	Principal Occupation
Board of Directors
Robert G. Bohn	88 11th Avenue Northeast, Minneapolis, Minnesota 55413	Company Director
William J. Carroll	88 11th Avenue Northeast, Minneapolis, Minnesota 55413	Company Director
Jack W. Eugster	88 11th Avenue Northeast, Minneapolis, Minnesota 55413	Company Director
J. Kevin Gilligan	88 11th Avenue Northeast, Minneapolis, Minnesota 55413	Company Director
Patrick J. McHale	88 11th Avenue Northeast, Minneapolis, Minnesota 55413	Company Director
Lee R. Mitau	88 11th Avenue Northeast, Minneapolis, Minnesota 55413	Company Director
Marti Morfitt	88 11th Avenue Northeast, Minneapolis, Minnesota 55413	Company Director
Mark H. Rauenhorst	88 11th Avenue Northeast, Minneapolis, Minnesota 55413	Company Director
William G. Van Dyke	88 11th Avenue Northeast, Minneapolis, Minnesota 55413	Company Director
R. William Van Sant	88 11th Avenue Northeast, Minneapolis, Minnesota 55413	Company Director
Executive Officers
Caroline M. Chambers	88 11th Avenue Northeast, Minneapolis, Minnesota 55413	Vice President and Controller
Karen Park Gallivan	88 11th Avenue Northeast, Minneapolis, Minnesota 55413	Vice President, General Counsel and Secretary
James A. Graner	88 11th Avenue Northeast, Minneapolis, Minnesota 55413	Chief Financial Officer and Treasurer
Dale D. Johnson	88 11th Avenue Northeast, Minneapolis, Minnesota 55413	Vice President and General Manager, Contractor Equipment Division
D. Christian Koch	88 11th Avenue Northeast, Minneapolis, Minnesota 55413	Vice President and General Manager, Asia Pacific
David M. Lowe	88 11th Avenue Northeast, Minneapolis, Minnesota 55413	Vice President and General Manager, Industrial Products Division
Patrick J. McHale	88 11th Avenue Northeast, Minneapolis, Minnesota 55413	President and Chief Executive Officer
Simon J. W. Paulis	88 11th Avenue Northeast, Minneapolis, Minnesota 55413	Vice President and General Manager, Europe
Charles L. Rescorla	88 11th Avenue Northeast, Minneapolis, Minnesota 55413	Vice President, Manufacturing/Distribution Operations
Mark W. Sheahan	88 11th Avenue Northeast, Minneapolis, Minnesota 55413	Chief Administrative Officer
Fred A. Sutter	88 11th Avenue Northeast, Minneapolis, Minnesota 55413	Vice President and General Manager, Applied Fluid Technologies Division
Brian J. Zumbolo	88 11th Avenue Northeast, Minneapolis, Minnesota 55413	Vice President and General Manager, Lubrication Equipment Division